Waldencast plc Announces Board Appointments and Annual General Meeting
Board Appointments
October 7, 2024 – New York - Waldencast plc (NASDAQ: WALD) (“Waldencast” or the “Company”), a global multi-brand beauty and wellness platform, announced today that Hind Sebti, Kelly Brookie and Roberto Thompson have been appointed to its board of Directors (the “Board”), effective September 26, 2024. These executives bring extensive professional experience further enhancing the breadth of talent and expertise possessed by the Board. Ms. Brookie will replace Sarah Brown who has informed the Board of her intention to not renew her mandate ahead of the Company’s Annual General Meeting. The Company also announced that its Annual General Meeting is scheduled for October 28, 2024 during which the Company’s shareholders will be asked to vote on the renewal of Class I and Class II directors. Following this announcement, the Board will include 11 members, each of whom possesses significant expertise, particularly in the beauty, financial and consumer products sectors.

Hind Sebti is the co-founder and Chief Growth Officer of Waldencast. Ms. Sebti has more than 20 years of experience leading and managing beauty brands across multiple categories and stages during her tenures at L’Oréal and Procter & Gamble. Ms. Sebti co-founded Waldencast Ventures alongside Mr. Brousset in 2019. Ms. Sebti brings in-depth knowledge and understanding of the beauty industry as well as consumer insights to identify and invest in the next-generation beauty brands. Importantly, Ms. Sebti plays a key role in helping portfolio brands scale, leveraging her extensive multi-category and brand management experience. Previously, Ms. Sebti also served as Chief Executive Officer of Waldencast Brands, a subsidiary of Waldencast Ventures, to incubate and commercialize new brands, where she led the brand creation process, with a focus on creative and operational optimization, through all stages from conception and product development to go-to-market strategy.

Kelly Brookie retired from Deloitte in 2020 with over 25 years of experience in financial accounting and reporting, internal controls and governance matters. As an Audit Partner, Ms. Brookie worked with companies on accounting and auditing matters, transactions, transformation and strategic risks. At Deloitte, Ms. Brookie served consumer products, manufacturing, distribution, and retail companies. Throughout her career, she has performed audit services for public and private companies as well as gained experience with audit committees in performing the required communications and procedures. She is active in supporting multiple non-profit organizations, including serving on Boards and committees. Ms. Brookie is a Certified Public Accountant and a member of the American Institute of Certified Public Accountants. She received her Bachelor's Degree in Political Science from the University of Washington and a Master of Accounting from University of Southern California. Ms. Brookie will be serving as a member of the Audit and Governance Committee.

Roberto Thompson Motta received a BS in Mechanical Engineering from Pontifícia Universidade Católica do Rio de Janeiro and an MBA from The Wharton School of the University of Pennsylvania. Mr. Thompson was a co-founder and board member of 3G Capital, a global investment firm headquartered in New York. Mr. Thompson is currently a strategic advisor to the Board of Directors of AB InBev and has served as board member since 2004. Mr. Thompson has also served on the Board of Directors of AmBev S.A., Restaurant Brands International, Lojas Americanas S.A., São Carlos Empreendimentos e Participações S.A. and StoneCo Ltd. He was one of the founding partners of GP Investments Ltd. and a member of its Board of Directors until 2010. Mr. Thompson is a member of The Graduate Executive Board of The Wharton School of the University of

Pennsylvania, and of The International Council of The Metropolitan Museum of Art in New York. He is also a Patron of the Museum of Modern Art of São Paulo. Mr. Thompson will be serving as a member of the Finance Committee.

Felipe Dutra, Chairman of the Board stated: “We are pleased to announce that Hind, Kelly and Roberto are joining our Board of Directors. Each bring distinct and diverse skill sets that we believe will be highly valuable to us as we execute our long-term vision. These appointments reflect the Company's commitment to maintaining a strong and diverse Board and we look forward to their collective contributions as we execute the strategy that maximizes the power, performance and growth of our brands.”

The Company extends its sincere thanks to Ms. Brown for her dedicated service and valuable contributions during her tenure, including in her role as chair of the Company’s Nominating and Corporate Governance Committee as well as member of the Audit Committee.
Annual General Meeting
The Company will hold its 2024 annual meeting of shareholders (the “Annual General Meeting”) on October 28, 2024, at 5:00 p.m. BST, at Michelin House, 81 Fulham Rd., London SW3 6RD, United Kingdom. Only those persons entered on the register of members of the Company as at September 24, 2024 (the "Record Date") shall be entitled to attend or vote at the Annual General Meeting in respect of the number of shares registered in their name at that time. As of the Record Date, the Company had 122,584,658 ordinary shares outstanding, consisting of 111,518,130 Class A ordinary shares outstanding and 11,066,528 Class B ordinary shares outstanding.

Materials made available in connection with the Annual General Meeting are available on the Company’s website at https://ir.waldencast.com/financial-information/annual-meeting.

About Waldencast plc

Founded by Michel Brousset and Hind Sebti, Waldencast’s ambition is to build a global best-in-class beauty and wellness operating platform by developing, acquiring, accelerating, and scaling conscious, high-growth purpose-driven brands. Waldencast’s vision is fundamentally underpinned by its brand-led business model that ensures proximity to its customers, business agility, and market responsiveness, while maintaining each brand’s distinct DNA. The first step in realizing its vision was the business combination with Obagi Medical and Milk Makeup. As part of the Waldencast platform, its brands will benefit from the operational scale of a multi-brand platform; the expertise in managing global beauty brands at scale; a balanced portfolio to mitigate category fluctuations; asset light efficiency; and the market responsiveness and speed of entrepreneurial indie brands. For more information please visit: https://ir.waldencast.com/.

Obagi Medical is an industry-leading, advanced skin care line rooted in research and skin biology, refined with a legacy of 35 years’ experience. First known as leaders in the treatment of hyperpigmentation with the Obagi Medical Nu-Derm® System, Obagi Medical products are designed to diminish the appearance of premature aging, photodamage, skin discoloration, acne, and sun damage. More information about Obagi Medical is available on the brand’s website at www.obagi.com.

Founded in 2016, Milk Makeup quickly became a cult-favorite among the beauty community for its values of self-expression and inclusion, captured by its signature Live Your Look, its innovative formulas and clean ingredients. The brand creates vegan, cruelty-free, clean formulas from its Milk Makeup HQ in Downtown NYC. Currently, Milk Makeup offers over 300 products through its US website www.MilkMakeup.com, and its retail partners including Sephora in North America, Europe, the Middle East and Australia and Cult Beauty and Selfridges in the UK.

Contacts:

Investors
ICR
Allison Malkin
waldencastir@icrinc.com

Media
ICR
Brittney Fraser/Alecia Pulman
waldencast@icrinc.com